

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 13, 2008

<u>via U.S. mail and facsimile</u>

Neal D. Crispin, Chief Executive Officer
AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010

      RE: AeroCentury Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 14, 2008
              File No. 001-13387

Dear Mr. Crispin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Accounting Branch Chief